UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

ANTELOPE ENTERPRISE HOLDINGS LTD.

(Translation of registrant's name into English)

c/o Jinjiang Hengda Ceramics Co., Ltd.

Junbing Industrial Zone, Anhai, Jinjiang City, Fujian Province, PRC

Telephone +86 (595) 8576 5053

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

In the Notice of Annual Meeting of Shareholders and Proxy Statement of Antelope Enterprise Holdings Ltd. (the “Company”) filed with the Company’s Form 6-K filed on July 26, 2022, we indicated that Proposal 2 (Ratification of Independent Auditors) and Proposal 3 (Approval of An Amendment to the Company's Memorandum of Association to Increase the Maximum Number of Shares that the Company is Authorized to Issue from 50,000,000 to 200,000,000) each required the affirmative vote of a majority of our outstanding shares entitled to vote for passage of such proposal. We have received clarifying information from our BVI counsel that this stated threshold was incorrect. Instead, based on our Memorandum of Association and in accordance with BVI law, the affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting is required for approval of these Proposals.

Where to Find Additional Information

The Company is a foreign private issuer. As such, the proxy statement is not subject to review and comment by the Securities and Exchange Commission (the “SEC”). Shareholders are urged to carefully read the proxy statement, because it contains important information about the Company and the Special Meeting of Shareholders. Copies of the proxy statement and other documents filed by the Company will be available at the website maintained by the SEC at www.sec.gov. Copies of such filings can also be obtained, without charge, by directing a request to c/o Jinjiang Hengda Ceramics Co., Ltd. Junbing Industrial Zone, Anhai, Jinjiang City, Fujian Province, PRC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Antelope Enterprise Holdings Ltd.

	By:	/s/ Hen Man Edmund
Hen Man Edmund, Chief Financial Officer

Date: September 13, 2022